SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of December, 2005

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






            RYANAIR'S CUSTOMER SERVICE STATISTICS FOR NOVEMBER 2005

Ryanair, Europe's No.1 low fares airline, today (Friday, 9th December 2005) released its customer service statistics for November 2005. Ryanair is committed to publishing customer service statistics each month which again this month confirm that Ryanair is No. 1 for Customer Service.

   - 88% of all Ryanair's 18,712 flights during November arrived on time.

   - Ryanair is the No.1 on-time airline beating Easyjet every week in 2003, 2004 and every week so far in 2005

   - Complaints of less than 1 (0.30) complaint per 1000 passengers.

   - Mislaid baggage of less than 1 (0.51) mislaid bag per 1000 passengers.


       CUSTOMER SERVICE STATISTICS OCTOBER             2004       2005

On-time flights                                         93%        88%*

Complaints per 1 000 pax                               0.44       0.36

Baggage complaints per 1 000 pax                       0.53       0.51

Complaints answered with 7 days                         99%       100%

*Lower than last year's comparable because of widespread occurrence of fog and Italian National strike.

Ends.                         Friday, 9th December 2005

For further information:

Peter Sherrard - Ryanair      Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228        Tel: 00 353 1 4980 300



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date: 9 December, 2005

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director